

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Christopher Ianelli
Chief Executive Officer
iSpecimen Inc.
450 Bedford Street
Lexington, MA 02420

> **Re: iSpecimen Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 20, 2021**
> **File No. 333-250198**

Dear Mr. Ianelli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Executive Compensation, page 95

1. We note your response to comment 4, and your amended disclosure in your Summary Compensation Table on page 95. Please amend the disclosure in the rest of your Executive Compensation section to include the required information for your last completed fiscal year. In this regard, please amend your "Equity Incentive Plans," "Outstanding Equity Awards at Fiscal Year End," and "Non-Employee Director Compensation" disclosures to include information for your fiscal year ended December 31, 2020.

<u>Notes to Financial Statements</u>
<u>Summary of Significant Accounting Policies</u>
<u>Revenue Recognition and Accounts Receivable, page F-35</u>

2.   We note your response to our prior comment number 6. Your response letter dated December 31, 2020 stated, "The hold was specifically related to circumstances whereby the supplier was not able to process the specimens due to COVID-19 shutdowns." However, in your current response you state, "The customer requested the supplier to hold portions of the order at the supplier location, as the customer did not have available storage space in its facility to store the specimens before using the specimens for their intended use." These appear to be two entirely different sets of circumstances. Please tell us if you had more than one bill and hold transaction. If not, please tell us how the circumstances surrounding the reason for the bill and hold transaction changed. Please also tell us when this order was placed by the customer, when the customer requested the supplier to hold portions of the order at the supplier location, how this request was communicated to the supplier (i.e., directly or through iSpecimen), and when this order was shipped by the supplier.

3.   We note your response to our comment number 7. You state that your customers obtain control of a specimen when a specimen is accessioned. As the supplier is responsible for collection of the specimen and has physical possession of the specimen prior to accession, it appears the supplier may control the specimen prior to accession. Given this, please tell us why you believe you control the specimen prior to it be accessioned. In your response, specifically address who has inventory risk prior to accession and what discretion you and your suppliers have over pricing. Refer to ASC 606-10-55-39.

4.   You previously stated that the "The third-party suppliers' only responsibility is to provide the specimen at the Company's direction, and do not have any additional responsibilities to fulfill the contract other than collecting the specimens in accordance with the Company's instruction and direction." You also state that "At the time the specimen is accessioned, we have satisfied our performance obligation." If the third party suppliers are responsible for both collecting and providing the specimen to the customer, please tell us your performance obligations to the customers.

5.   You also previously stated that "The Company has the right to direct when, how, and where the specimens are sourced and ultimately delivered to the customer, as the Company has the primary responsibility to fulfill the customer contract." Please further clarify to us your basis as to how you have the right to direct when, how, and where the specimens are sourced and ultimately delivered to the customer.

6.   You previously stated that "The Company has full discretion in establishing pricing for the specimen(s) and negotiates fees from its customers and bears credit risk in the sales arrangements." On page 72 you state "We are flexible and allow our suppliers to work with us using a number of revenue share constructs, including a fixed percent revenue

share arrangement (whereby we share a fixed percentage of the revenue back with them), a fixed pricing schedule (whereby they set their pricing per specimen type), or on a project-based pricing (whereby the supply site sets fees on a per project basis)." Please advise as to how you determined you have full discretion in establishing the pricing for specimens. Additionally, please further explain to us what you meant by you negotiate fees from customers.

7.   We note your statement that you believe that control transfers when a specimen has been accessioned, since in accordance with ASC 610-10-25-27(c), it is at this point you have created an asset without an alternative future use. Please further clarify for us how you created the asset. Additionally please clarify for us how you determined that the asset has no alternative future use.

8.   Please tell us whether you believe revenue should be recognized at a point in time or over time for your performance obligations. If at a point in time, provide us your analysis of each of the indicators of the transfer of control in ASC 606-10-25-30 as of accession (i.e., at the point when you believe the customer has obtained control of a specimen).

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tamar Donikyan